Exhibit 99.1

 ENTRÉE GOLD ANNOUNCES BEST DRILL RESULTS TO DATE FOR ANN MASON

Vancouver, B.C., March 20, 2012 – Entrée Gold Inc. (TSX:ETG; NYSE AMEX:EGI; Frankfurt:EKA - "Entrée" or the "Company") has received complete assay results from an additional five diamond drill holes on its Ann Mason copper-molybdenum porphyry deposit in the Yerington district of Nevada. Hole EG-AM-11-023 returned 898 metres averaging 0.33% copper (0.39% copper equivalent "CuEq") and EG-AM-11-024 intersected 782.5 metres of 0.35% copper (0.41% CuEq) including 284 metres grading 0.54% copper (0.58% CuEq).  Both are infill holes located in the west-central area of the deposit between previously reported holes EG-AM-11-008 and EG-AM-11-021.  Hole 021 intersected 852 metres of 0.35% copper (0.38% CuEq) (see news release dated March 1, 2012).

Entrée's President & CEO, Greg Crowe, commented, "Entrée has now drilled over 30,000 metres at Ann Mason.  Results from the program have refined our understanding of the porphyry system with respect to size, continuity of grade and geology.  Known mineralization now covers an area of 1.3 x 2.0 kilometres and to a depth in excess of one kilometre.  The deposit remains open.  Ann Mason is already large in comparison with other porphyry deposits around the world and additional drilling is required before we have a real sense of its ultimate boundaries. In particular, we continue to encounter good grade mineralization to the west, as indicated by these latest results.”

Table 1. Significant intercepts from drill holes EG-AM-11-023 to 025 and EG-AM-12-026 to 027.

Hole	From (m)	To (m)	Width (m)	Cu %	Au g/t	Ag g/t	Mo %	CuEq* %
EG-AM-11-023	132	1030	898	0.33	0.02	0.44	0.011	0.39
including	314	408	94	0.41	0.02	0.33	0.006	0.44
including	736	892	156	0.51	0.06	1.06	0.023	0.64
EG-AM-11-024	244	1026.5	782.5	0.35	0.03	0.49	0.009	0.41
including	244	528	284	0.54	0.04	0.54	0.003	0.58
EG-AM-11-025	326	484	158	0.27	0.02	0.22	0.004	0.30
and	614	1130	516	0.34	0.01	0.23	0.007	0.38
including	750	840	90	0.54	0.02	0.26	0.010	0.60
EG-AM-12-026	314	1032	718	0.37	0.01	0.41	0.006	0.40
including	542	592	50	0.56	0.02	0.70	0.013	0.63
and	660	710	50	0.48	0.01	0.35	0.007	0.52
and	804	1020	216	0.48	0.01	0.46	0.009	0.53
EG-AM-12-027	484	1054	570	0.38	0.02	0.48	0.005	0.41
including	548	658	110	0.47	0.02	0.63	0.007	0.51
and	696	840	144	0.44	0.02	0.41	0.006	0.48

*Copper equivalent (“CuEq”) is calculated using assumed metal prices of: copper US$2.50/lb; molybdenum US$15.00/lb; gold US$1000/oz; and silver US$15.00/oz and assumed metallurgical recoveries relative to copper of: molybdenum 70%; gold 85%; and silver 85%.

These most recent results will be incorporated into an upcoming resource estimate scheduled for release later this month.  Summary information is provided in Table 1 above.  Hole locations and cross sections can be viewed at www.entreegold.com/projects/united_states/ann_mason/.

To view the photo associated with this press release, please click on the following link: http://www.marketwire.com/library/20120319-etgr.jpg

Discussion of Results

Holes EG-AM-11-023 and 024 are infill holes located 170 metres apart in the west-central area of the deposit.  Results from these holes confirm the continuity of mineralization in this sector of the deposit and encountered significant intervals of higher grade copper.

Hole EG-AM-11-025 is collared on the northern margin of the deposit, 330 metres northeast of previously reported hole 015 (898 metres of 0.32% copper - see news release dated February 28, 2012).  Hole 025 is directed to the south-southwest and is the northernmost hole of this drill program.  This hole confirms continuity of mineralization between hole 015 and hole 011.  Copper mineralization in hole 025 is broken by lower copper values from 484 to 614 metres due to a late, pyritic dyke that post-dates copper mineralization.  True width and orientation of the dyke is unknown at this time.

Holes EG-AM-12-026 and 027 are located on the western margin of the deposit, 110 and 220 metres respectively northwest of previously reported hole 020 (759 metres of 0.45% copper – see news release dated March 1, 2012).  These holes continue to extend mineralization beyond previous limits. Together with hole 015, they define the current western limit of the Ann Mason deposit which remains open to the north and west.

Ongoing Work

Step-out drilling continues on the northern and western margins of the Ann Mason deposit.

Consulting engineers have completed a site visit of Ann Mason and have begun initial planning for a Preliminary Economic Assessment (PEA).

The Company has forwarded two additional composites of core samples from the pyrite-chalcopyrite domain at Ann Mason to METCON Research in Tucson for additional metallurgical testing.  This round of testing will help further refine flotation parameters to be used in the PEA.

Additional quarter core samples from selected historic drill holes are being submitted for analysis.  The Company plans to incorporate assay results for molybdenum, gold and silver from these historic drill holes into future mineral resource estimates and the PEA.

QUALITY ASSURANCE AND CONTROL

Split core samples were prepared and analyzed at Skyline Assayers and Laboratories in Tucson, Arizona.  Prepared standards, blanks and duplicates are inserted at the project site to monitor the quality control of the assay data.  Additional check assays are completed at Acme Analytical Laboratories in Vancouver, BC. Drill intersections described in this news release are based on core lengths and may not reflect the true width of mineralization.

QUALIFIED PERSON

Robert Cann, P.Geo., Entrée’s Vice-President Exploration, a Qualified Person as defined by National Instrument 43-101, has reviewed the technical information contained in this release.

ABOUT ENTRÉE GOLD INC.

Entrée Gold Inc. is a Canadian mineral exploration company focused on the worldwide discovery and development of copper and gold prospects.  The Company has significant interests in three key copper porphyry deposits:  the Hugo North Extension and the Heruga deposits in Mongolia, and the Ann Mason deposit, located near Yerington, Nevada.

The Lookout Hill property in Mongolia completely surrounds the Oyu Tolgoi mining license held by Oyu Tolgoi LLC (“OTLLC”), a subsidiary of Ivanhoe Mines and the Government of Mongolia.  A portion of Lookout Hill (Shivee West) is 100% owned by Entrée.  The remainder is subject to a joint venture with OTLLC.  The joint venture property hosts the Hugo North Extension copper-gold deposit and the Heruga copper-gold-molybdenum deposit. The deposits are included in the larger Oyu Tolgoi mining complex – Rio Tinto is the project manager.  Excellent exploration potential remains on the property for the discovery of additional mineralized zones.

In North America, the Company is exploring for porphyry-related copper systems in Nevada and New Mexico.  The primary North American asset is the Ann Mason property.  The Ann Mason deposit hosts an inferred mineral resource estimate of 810 million tonnes grading 0.40% copper using a 0.30% copper cut-off, containing approximately 7.1 billion pounds of copper.  The property has considerable potential, both to increase the size of the Ann Mason deposit and to discover additional targets.

In addition to being a politically stable jurisdiction and close to infrastructure, the Yerington copper camp has seen significant historic copper production along with a resurgence of exploration activity and now hosts over 20 billion pounds of copper in several deposits owned by a diverse group of companies.

The Company is also seeking additional opportunities to utilize its expertise in exploring for deep and/or concealed ore deposits.  Rio Tinto and Ivanhoe Mines are major shareholders of Entrée, holding approximately 13% and 11% of issued and outstanding shares, respectively.

FURTHER INFORMATION

Monica Hamm
Manager, Investor Relations
Entrée Gold Inc.
Tel: 604-687-4777
Fax: 604-687-4770
Toll Free: 866-368-7330
E-mail: mhamm@entréegold.com

This News Release contains forward-looking statements and forward-looking information (together, “forward-looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, with respect to the potential for discovery of additional mineralized zones in Mongolia, the potential for expansion of the Ann Mason deposit and the discovery of additional targets on the Ann Mason property, plans to release an updated resource estimate on the Ann Mason deposit, plans to prepare a Preliminary Economic Assessment on the Ann Mason project, plans to include assay results from historical drill holes in a Preliminary Economic Assessment and plans for future exploration and/or development programs and budgets.  These forward-looking statements are made as of the date of this news release.  Users of forward-looking statements are cautioned that actual results may vary from the forward-looking statements contained herein.  While the Company has based these forward-looking statements on its expectations about future events as at the date that such statements were prepared, the statements are not a guarantee of the Company’s future performance and are subject to risks, uncertainties, assumptions and other factors which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements. Such factors and assumptions include, among others, that the size, grade and continuity of deposits has been interpreted correctly from exploration results, that the results of preliminary test work are indicative of what the results of future test work will be, the effects of general economic conditions, the prices of copper, gold and molybdenum, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations and misjudgements in the course of preparing forward-looking statements.  In addition, there are known and unknown risk factors which could cause the Company’s actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements. Known risk factors are described in the Company’s Annual Information Form for the financial year ended December 31, 2010, dated March 25, 2011 filed with the Canadian Securities Administrators and available at www.sedar.com.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.  The Company is under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.